June 11, 2025

Brent W. Clum
Chief Financial Officer
TXO Partners, L.P.
400 West 7th Street
Fort Worth, Texas 76102

       Re: TXO Partners, L.P.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 4, 2025
           File No. 001-41605
Dear Brent W. Clum:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation